Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-188783

Dated June 14, 2013

Free Writing Prospectus

Published or Distributed by Media

Filed by Noodles & Company

On June 12, 2013, Nightline, ABC’s late evening television news program (“Nightline”), ran a story about gourmet noodles and ramen, which referred to Noodles & Company (the “Company”) and another noodle restaurant (the “story”).  The story appeared on Nightline’s website on June 11, 2013 and also aired on ABC World News Now on June 12, 2013.  A full transcript of the story is included below.  The story included comments on the Company’s business, the dishes and beverages it sells in its restaurants and its financial performance. The story includes segments of an interview conducted nearly ten months ago with the Company’s Chief Executive Officer, Kevin Reddy.

The Company did not participate in the editing of the story and no consideration was provided to Nightline on behalf of the Company, or any other offering participant, in connection with the story.  The Company facilitated the filming of the story on August 20, 2012, but was not aware of, and had no influence over, the planned air dates.

You should consider statements in the story only after carefully evaluating all of the information in the Registration Statement on Form S-1, as amended, that the Company filed with the SEC on May 30, 2013 (the “Registration Statement”) and subsequent amendments to the Registration Statement that the Company will file in the future. In particular, you should carefully read the risk factors described in the Registration Statement. Statements in the story that are not attributed directly to Mr. Reddy or based on, or derived from, the Company’s public filings with the SEC, represent the author’s or others’ opinions, and are not endorsed or adopted by the Company.

Clarifications and Corrections

For purposes of clarification, it should be noted that:

1.                                      Despite the story’s title “Ramen:  Not Your College Dorm Noodles Anymore,” the Company does not sell ramen noodles.  The Company has sent a correction to Nightline’s producers.

2.                                      The story incorrectly states that the Company has tripled in size during the financial downturn.   The Registration Statement should be consulted for a complete discussion regarding the Company’s current restaurant count. The number of Noodles & Company system restaurants at the beginning of 2008 was 171, and the number of restaurants was 343 as of May 28, 2013.  The Company sent a correction to Nightline’s producers, and Nightline corrected the story’s text on its website.

Full Text Transcript of “Ramen:  Not Your College Dorm Noodles Anymore”

Please note that Mr. Orkin is not affiliated with Noodles & Company.

Dan Harris, Anchor:

Noodles are a lot of things: Convenient, inexpensive, popular with college kids, palatable to even people with the pickiest of eating taste. There is, however, one label that people have ever applied to noodles: gourmet. As ABC’s Juju Chang reports, that may be actually be about to change.

[Begin clip of Juju Chang report]

Juju Chang, Reporter (voiceover):

The lowly Ramen noodle is on a hot streak. Kim Kardashian slurps them. Honey Boo Boo swears by them. Once dismissed as a freeze-dried staple of college dorm life, eaten out of a Styrofoam cup no less, Ramen noodles are now gourmet, and mainstream. And it’s Kevin Reddy’s mission to bring the noodle to the masses and herald the comeback of the much-maligned carbo-load. As CEO of Noodles & company, Reddy knows that these carbs are big business.

[To Kevin Reddy] You’ve experienced all of this explosive growth, but at the expense of somebody, right?

Kevin Reddy, CEO, Noodles & Company:

Yeah, I think we’re stealing a little bit from the McDonalds of the world, the sitdown Chili’s, and  Applebee’s and everyone else.

Chang (voiceover):

In fact, the Colorado-based chain has tripled in size since the beginning of the financial crisis, growing to 339 outlets in 25 states. Reddy even thinks noodles may be on track to replace fast food icons, like Mickey D’s signature burger.

[To Reddy] The noodle dish may be the new Big Mac.

Reddy:

We hope so.

Chang:

So are you eating McDonald’s lunch?

Reddy:

I feel very good that we are competing exceptionally well against such an aspirational chain.

Chang (voiceover):

And he’s not just talking smack. He spent 20 years at the Golden Arches. Reddy sees Noodles & Company as the future of American cuisine. It’s not fine dining, but it’s not fast food ding either. It’s part of the fastest-growing segment of the restaurant business called fast casual. The CEO let me show my stuff over a hot stove.

Reddy:

There’s some skill there. Okay. What you just did is one of the most skilled positions in the restaurant, the sauté.

Chang:

I’ve got skills.

Reddy:

And I think you could probably work lunch for us today.

Chang (voiceover):

With an emphasis on healthy, wallet-friendly price points. Noodles & Company features family-friendly dining areas and a cross section of global, exotic flavors, all while maintaining the beloved kid-friendly mac and cheese. There’s a lot of experimenting going on. We got a sneak peek into their top secret test kitchen a few months back, where senior management is tasting the latest noodlization of pulled pork. Reddy is not easily impressed.

Reddy:

That tastes great, but I’m not sure about the visual stimulation. Great dishes stimulate all the senses. Is there an herb or something that we can put on top or in the corner.

Chang:

Is this attractive enough for you? Is that sexy enough for you?

[Laughter]

Reddy:

It’s getting there.

Chang (voiceover):

But in the age of the artisanal donuts and designer pizza, even the humble staple of starving artists and working stiffs everywhere has an artist. Ivan Orkin is hands down the world’s most-renowned Ramen guru.

Ivan Orkin, Ramen Guru:

Ramen shouldn’t be too subtle, it’s got to have a bit of a kick.

Chang (voiceover):

His noodles are meant to be slurped; it’s considered rude not to.

Orkin:

You cannot enjoy ramen, ultimately, unless you learn how to slurp.

Chang (voiceover):

He spent a decade learning from the masters in Japan…

[To Orkin] You take noodles very seriously.

Orkin:

Yes.

Chang (voiceover):

... where he reached the rarified rank of Ramen diva, then launched his own line of Ramen products. Shtick? Perhaps. But he’s fluent in Japanese and a classically trained chef. For the Brooklyn-born Orkin, who has an obsessive compulsive streak, Ramen is his life.

You strike me as sort of a mad noodle scientist, right?

Orkin:

It’s sort of gone that way, and even now, I’ve probably made 100,000 noodles, and just—this process just blows my mind every single time. Here’s the thing.

Chang:

What is the thing?

Orkin:

It’s magic.

Chang (voiceover):

Having worked in New York’s finest restaurants, Orkin knows it’s not just science, it’s art. And when it’s done with attention to detail, crowds, even jaded hipster New Yorkers flock to Ramen.

Orkin:

Ramen is the only cuisine, if you will, that doesn’t have a rule book. There is not a rule book; as a matter of fact, people pride themselves on keeping everything they do a secret.

Chang:

When Americans think of Ramen noodles, they think of the freeze-dried stuff. Does that give people the wrong impression about Ramen?

Orkin:

Ramen in a big steaming bowl is a new food stuff for people here. So I mean, Ramen, yes, the name when they hear it, they equate it with something else. But as they come to these shops and they start trying it, really, Ramen is the uber-comfort food.

Chang (voiceover):

To be eaten with a loud flourish.

For Nightline, I’m Juju Chang in New York.

[End clip]

Harris:

That was a very dignified slurp. Thank you, Juju.

FORWARD-LOOKING STATEMENTS

This free writing prospectus contains forward-looking statements that involve risks and uncertainties. In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•                  the Company’s ability to successfully maintain increases in its comparable restaurant sales and company-owned restaurant average unit volumes;

•                  the Company’s ability to successfully execute our growth strategy and open new restaurants that are profitable;

•                  the Company’s projected growth in the number of our restaurants;

•                  current economic conditions and other economic factors;

•                  the Company’s ability to compete with many other restaurants;

•                  the Company’s reliance on vendors, suppliers and distributors;

•                  concerns regarding food safety and foodborne illness;

•                  changes in consumer preferences;

•                  minimum wage increases and mandated employee benefits that could cause a significant increase in our labor costs;

•                  failure to secure customers’ confidential or credit card information or other private data relating to the Company and its employees; and

•                  the impact of governmental laws and regulations.

These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.

We discuss many of these risks in the Registration Statement in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent the Company’s estimates and assumptions only as of the date of this free writing prospectus. Unless required by United States federal securities laws, the Company does not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

The market data and certain other statistical information used throughout this free writing prospectus are based on independent industry publications, governmental publications, reports by market research firms or other independent sources. Some data are also based on our good faith estimates. Although we believe these third-party sources are reliable, we have not independently verified the information attributed to these third-party sources and cannot guarantee its accuracy and completeness. Similarly, our estimates have not been verified by any independent source.

You should read this free writing prospectus and the documents that the Company references in this free writing prospectus completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Noodles & Company has filed a registration statement (including a prospectus) with the SEC in connection with its planned initial public offering.  Before you invest, you should read the prospectus in that registration statement and other documents Noodles & Company has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (866) 718-1649 or (888) 827-7275.